UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Rating Report for Outstanding Debentures

Further to the disclosure in its Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”), furnished to the Securities and Exchange Commission on November 24, 2017, Gazit-Globe Ltd. (the “Company”) has appended as Exhibit 99.1 to this Form 6-K an English translation of the full rating report, dated November 2017, issued by Midroog (an affiliate of Moody’s), reaffirming the Company's credit rating of Aa3.il with stable outlook for the Company's outstanding debentures, consisting of Series C, D, E, I, J, K and L.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: December 12, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Rating report, dated November 2017, issued by Midroog (an affiliate of Moody’s) concerning Gazit-Globe Ltd.’s Series C, D, E, I, J, K and L debentures (English translation of Hebrew original)